Exhibit 23-6
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-124169 on Form S-3 of our report dated March 1, 2007, relating to the financial statements and financial statement schedule of Michigan Consolidated Gas Company (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the methods of accounting for defined benefit pension and other postretirement plans and share based payments in 2006 and asset retirement obligations in 2005), appearing in the Annual Report on Form 10-K of Michigan Consolidated Gas Company for the year ended December 31, 2006.
/s/ DELOITTE & TOUCHE
Detroit, Michigan
March 1, 2007